FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.

[INGRAM MICRO INC. LETTERHEAD]

                                   January 31, 2006

Re:	Ingram Micro Inc. (File No. 001-12203)
Form 10-K: For the Year Ended January 1, 2005
Forms 10-Q: For the Quarterly Periods Ended April 2, July 2 and
October 1, 2005
Forms 8-K: Filed on April 28, July 28 and October 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief - Accounting

Dear Mr. Krikorian:

     On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 30, 2005 relating to the above-referenced filings.

     I have recited the comments of the Staff in bold type below, and have followed each comment with the response of the Company. Capitalized terms used but not defined herein have the meanings ascribed thereto in the above-referenced filings.

Form 10-K for Fiscal Year Ended January 1, 2005

Note 2 – Significant Accounting Policies

Revenue Recognition, page 43

1.	We note that under “specific conditions” you permit customers to return or exchange products and have the following comments:

	a.	Tell us how your accounting for these return rights complies with each of the criteria set forth in paragraph 6 of SFAS 48. Describe the nature of the specific conditions and indicate whether these are included in all of your standard agreements. In addition, your response should address SAB Topic 13A(4)(b);

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 2 of 15

     The Company has evaluated the criteria set forth in paragraph 6 of SFAS 48 for return rights. Revenues are only recognized on sales to bona fide customers. At the time of sale, product prices are fixed based on confirmed sales orders and such amounts are due from customers, generally in 30 to 45 days, according to established credit terms. The Company has no obligations for future performance to bring about the resale of the product by the customer and customer payments are not contingent upon the resale of product.

     The Company’s standard terms and conditions of sale allow customers to return shipped products that are damaged or defective. In addition, customers generally are allowed under the terms of their applicable agreements to return a specified percentage of purchases for a limited number of days after initial sale for stock balancing. After considering the factors stated in SAB Topic 13A(4)(b) in making reasonable estimates for product returns, the Company provides an allowance for estimated returns based on historical returns rates, which the Company monitors routinely to evaluate the adequacy of the recorded sales returns reserve and adjusts as necessary. Accordingly, the Company believes that its accounting for return rights complies with the criteria set forth in paragraph 6 of SFAS 48.

b.	With regard to the valuation allowance presented in Schedule II (page 70), identify the different allowances included in the amount presented. That is, it appears that the allowance includes the amounts for doubtful accounts and for sales returns. Tell us, on a disaggregated basis, the amounts related to each allowance, for each period presented and what consideration you have given to separately presenting these amounts.

     We confirm to the Staff that the valuation allowance presented in Schedule II includes allowance for doubtful accounts receivable and allowance for sales returns. In response to the Staff’s comment, we are providing the following disaggregated detail for each allowance ($ in thousands). For reporting purposes, we believe the balances and activities relating to allowance for sales returns were individually not material such as to warrant separate presentation, but will continue to monitor these amounts for potential separate disclosure.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 3 of 15

Description	Balance at beginning of year	Charged to costs and expenses	Deductions	Other(*)	Balance at end of year

Allowance for doubtful
accounts receivable:
2004	$84,005	$28,113	$(37,408)	$11,208	$85,918
2003	81,038	54,229	(54,501)	3,239	84,005
2002	69,465	50,506	(44,394)	5,461	81,038

Allowance for sales returns:
2004	$7,608	$212	$(609)	$336	$7,547
2003	8,851	(133)	(1,545)	435	7,608
2002	10,462	259	(2,021)	151	8,851

(*) “Other” includes recoveries, acquisitions, and the effect of fluctuation in foreign currencies. In 2004, “other” under allowance for doubtful accounts receivable primarily relates to the Tech Pacific acquisition.

2.	You state that revenue is recognized when the price to the buyer is determinable. Describe the factors that can affect the price and describe circumstances where the price could not be determined. In this regard, tell us whether you offer price protection or incentive programs to your customers and if so, the accounting model(s) you follow in recording such transactions (i.e. EITF 01-9 or SFAS 48) and the significance of amounts recorded in all periods presented. Describe the nature of each program and what rights your customers have to receive price protection, either explicitly through contractual terms or implicitly as a result of your historical practices.

     At the time of sale, product prices are fixed based on confirmed sales orders and such amounts are due from customers, generally in 30 to 45 days, according to established credit terms. The Company does not provide price protection to its customers under its standard terms and conditions, nor has it been its practice historically to provide price protection. However, the Company has acted as a conduit and passed through price protection credits to

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 4 of 15

its customers when approved by and received from vendors. These pass-through credits have no impact on the Company’s earnings.

     Certain customers are granted volume rebates for achievement of certain sales thresholds. In accordance with paragraph 9 of EITF 01-9, these rebates are accrued at the time of sale as deductions to revenue based on estimated sales levels for the program period and the expected rebates to be achieved based on contractual terms.

     In addition, the Company has, from time to time, granted discounts to some customers for early payment of their outstanding receivables. The Company records these discounts as a reduction of revenue when it receives the payments from customers and realizes the benefit from early liquidation of the receivables. The period of time from customer sale to customer early payment and recording of discounts is relatively short. The Company has considered the provisions of EITF 01-9 and the interpretation that a discount should be recorded at the time of sale. Based on the relatively short period of time from the date of sale to the date such early payment discounts are recorded, the number of customers actually eligible for early pay discounts, and the small discount percentage offered, the Company has determined that the impact of recording these discounts, had they been recorded at the time of sale rather than at time of payment, would not be material to its financial statements.

     Total customer rebates and discounts were approximately: $ ______ , $ _______ and $ _______ for fiscal years 2002, 2003 and 2004, respectively, $_______ , $ ______ and $ _______ for the first, second and third quarters of 2004, respectively, and $ _______ , $ _______ and $ _______ for the first, second and third quarters of 2005, respectively.

3.	With regard to your discussion on page 64 of your arrangements with certain finance companies that provide inventory-financing facilities for your customers, tell us the following:

	a.	Whether such arrangements require you to guarantee your customers’ performance under the arrangements. To the extent that such guarantees exist, tell us the total amount of your guarantees and describe your consideration of whether

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 5 of 15

the noncontingent element of any such guarantee, that is, your obligation to stand ready to perform under the guarantee, should be recognized as a separate element of your sales arrangements. Refer to paragraph 9 of FIN 45.

     As is customary in the industry, the Company has arranged with certain unrelated finance companies to provide financing to qualifying customers. The Company may introduce customers to the finance company but, except as described below, it does not guarantee its customers’ performance under these arrangements. The finance companies are responsible for independently evaluating the credit worthiness of the customers in establishing credit limits granted. Under limited circumstances, as described in the following paragraphs, the Company has agreed to repurchase inventory financed and repossessed by such finance companies from customers of the Company.

     In accordance with paragraph 9 of FIN 45, the Company has evaluated the fair value of these repurchase obligations. As these repurchase obligations were not covered by a separate agreement and in the absence of observable transactions for similar arrangements, the Company has ascertained the fair value of such obligations using expected present value. The Company’s exposure to loss arising from repurchase obligations for inventory is remote as it is limited, based on the contractual terms of the Company’s arrangements with the finance companies, to the existence of all or most of the following circumstances: (1) a repossession action for the inventory from the customer, including actions to obtain possession of the inventory in any bankruptcy or other insolvency proceeding, has been commenced by the finance company, (2) the repossessed inventory must be in new and unused condition, (3) the finance company must show that the repossessed inventory was actually purchased from the Company and financed by the finance company, and (4) the finance company must repossess the inventory within 180 days of the original Company invoice date. The Company did not repurchase any inventory under these arrangements during each of the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002. Accordingly, the Company believes the fair value of these obligations is virtually nil and no separate guarantee liability need be recognized at the time of sale.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 6 of 15

     In fiscal years 2002 and 2003, the Company also had an agreement with an unrelated finance company in one of the countries in which it operates that provided financing to certain of its customers. In the event of default, the agreement provided for the repurchase by the Company of certain customer receivables sold to the finance company. This agreement expired in August 2003. Aggregate sales financed through the program totaled $4.3 million and $1.2 million in fiscal years 2002 and 2003, respectively, and the amounts outstanding with the finance company were $0.4 million and $0 at December 28, 2002 and January 3, 2004. Purchases by the Company under this arrangement were insignificant. The Company had concluded that the fair value of its obligation under this arrangement was virtually nil and no separate guarantee liability need be recognized at the time of sale.

b.	How your accounting policies for revenue recognition have considered your assistance in providing financing to resellers, and in some cases, their end-users, to finance sales of your inventory. That is, tell us how you have considered how your participation in these financing arrangements impacts whether your arrangements contain a fixed and determinable fee.

     We respectfully direct your attention to our response above. We have not had any repurchases of inventory under these arrangements during the periods presented. We believe the expected fair value of such obligations is virtually nil. Thus, we believe the related revenue is fixed and determinable at the time of sale and no separate element of revenue has been recognized at the time of sale.

c.	Further, you state that the company’s repurchase obligations relating to inventory cannot be reasonably estimated. Indicate why you believe that your inability to estimate the obligation does not affect the timing of revenue recognition. That is, explain why you believe that the price is determinable upon shipment of the product.

     As noted above, we have not had any repurchases of inventory under these arrangements during the periods presented. The Company concluded that

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 7 of 15

the fair value of these repurchase obligations is virtually nil and a separate guarantee liability need not be recognized at the time of sale. We believe that the price is fixed and determinable upon shipment of the product and does not affect the timing of revenue recognition.

     In addition to the conclusion on the accounting under FIN 45, the Company has considered the provisions of SFAS 5 in determining if these obligations should be disclosed. The Company respectfully advises the Staff that its repurchase obligations for inventory cannot be reasonably estimated at any one point in time because such amounts are dependent upon information to which the Company does not have access, including: (1) the specific amounts and terms of any trade credit and finance agreements between the Company's customer and the finance company, (2) the outstanding balance and payment history of the customer’s credit obligations with the finance company, (3) the allocation of such credit among different suppliers, and (4) the amount of saleable inventory purchased from the Company still on hand with the customer at any point in time. Nonetheless, the Company has considered the provisions of SFAS 5 and appropriately disclosed these obligations.

Vendor Programs, page 43

4.	With regard to the funds you receive from vendors for price protection, product rebates, marketing, training, product returns, infrastructure reimbursement, promotions and other programs, tell us the following:

	a.	Describe the specific nature of each type of vendor program, including a discussion of your accounting for each program and the timing surrounding the receipt and recognition of program payments.

	b.	Discuss how your accounting policies comply with EITF 02-16 and describe the financial statement impact, if any, following your adoption of this standard.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 8 of 15

c.	Identify all balance sheet accounts associated with, and impacted by, each program. Tell us the balances in each account for each period presented.

d.	Quantify the amounts recognized, in each period presented, for each program and identify the income statement classifications where realization is reflected.

e.	Describe your consideration of disclosing the impact of these programs within your discussion of results of operations and liquidity disclosures within MD&A.

      Following are discussions of the Company’s vendor programs:

      Price Protection

     Some of the Company’s vendors provide price protection in the event of announced price reductions on certain products. In these cases, the Company is entitled to credits from the vendor primarily for inventory still on hand. When a qualifying price reduction is announced by the vendor, the Company records a reduction in the inventory value with an offsetting claim against the vendor. Benefits of the program are realized as the inventory is sold and charged to cost of sales at the reduced cost. The Company does not record these price protection inventory adjustments in its income statement and, therefore, the Company cannot quantify the sum of the adjustments in any of the income statement periods presented. There was no change in the Company’s accounting for price protection as a result of the issuance of EITF 02-16.

      Product Rebates

     Many of the Company’s vendors provide rebates for certain product purchases or sales. The Company accrues these rebates based on achievement of contractually stipulated targets such as product purchases or sales levels, estimated volume levels for the program period, and contractual rebate rates. The rebates are recorded as a reduction of cost of sales as the products are sold. Rebates received for products still in inventory are deferred until such products have been sold. There was no change in the Company’s accounting for volume

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 9 of 15

rebates as a result of the issuance of EITF 02-16. Rebates recognized were $ ______ for fiscal years ended 2002, 2003 and 2004, respectively, $_____, $ ______ and $ ______ for the first, second and third quarters of 2004, respectively, and $ _____, $ ______ and $ ______ for the first, second and third quarters of 2005, respectively.

      Marketing Programs

     The Company routinely offers marketing and promotional programs to vendors for a service fee. The Company classifies these fees as revenue when the program provides an identifiable benefit that is separable from the purchase of product and the fair value of the benefit can be reasonably estimated. Net marketing revenues are recorded net of direct costs, such as publications, advertisements and trade show costs, and are recognized when all agreed upon services are completed. There was no change in the Company’s accounting for marketing revenues as a result of the issuance of EITF 02-16. Net marketing revenues recognized were $ ______, $ ______ and $ _______ for fiscal years ended 2002, 2003 and 2004, respectively, $ _______, $ _______ and $ ______ for the first, second and third quarters of 2004, respectively, and $ _______, $ _______ and $______ for the first, second and third quarters of 2005, respectively.

      Product Returns

     Certain of the Company’s vendors allow for the return of a limited portion of purchases for a limited period of time for stock balancing purposes. Qualifying returns to vendors under these provisions are relieved from inventory with an offsetting claim to the vendor for the original cost. Some vendors require a restocking fee in connection with these returns, which is charged to cost of sales at the time of the return. There is no other impact on the results of operations as a result of these returns. Since product returns do not impact the income statement, the Company has not separately tracked the level of returns to its vendors and cannot quantify such returns in any of the periods presented. There was no change in the Company’s accounting for product returns as a result of the issuance of EITF 02-16.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 10 of 15

      Infrastructure Reimbursement

     Certain vendors provide the Company with reimbursements for direct incremental costs incurred to participate in or administer vendor programs. The Company submits qualifying claims to vendors and records an offsetting reduction to the related operating expense as the expenses are incurred. There has been no material overfunding of infrastructure costs by vendors. There was no change in the Company’s accounting for infrastructure costs as a result of the issuance of EITF 02-16. Infrastructure reimbursements recognized were $______, $______ and $______ for fiscal years ended 2002, 2003 and 2004, respectively, $______, $______ and $_______ for the first, second and third quarters of 2004, respectively, and $______, $______ and $________ for the first, second and third quarters of 2005, respectively.

      Meet Competition Allowances

     Vendors sometimes provide specific allowances to the Company to enable the Company to meet competitive pricing on negotiated customer transactions. The Company obtains approval from the vendor for the reduced cost, records a reduction in the inventory cost and an offsetting claim to the vendor. Benefits of the program are realized as the inventory is sold to the customer and charged to cost of sales at the reduced costs. The Company does not record these meet competition inventory adjustments in its income statement and, therefore, the Company cannot quantify the sum of the adjustments in any of the income statement periods presented. There was no change in the Company’s accounting for meet competition allowances as a result of the issuance of EITF 02-16.

      Balance Sheet Accounting for Vendor Programs

     Outstanding vendor claims are routinely settled through credit notes received from the vendors and applied against payments due. To the extent the Company is entitled to and is expected to receive a credit from the vendor, the claim is charged as a reduction to the vendor accounts payable. Earned vendor funds that have not been charged to vendor accounts payable are recorded in vendor receivables, which are a component of other current assets in the

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 11 of 15

Company’s balance sheet. Vendor receivables were $______, $______, $______, $______, $______, $______, $______, $______ and $______ at December 28, 2002, January 3, 2004, January 1, 2005, April 3, 2004, July 3, 2004, October 2, 2004, April 2, 2005, July 2, 2005 and October 1, 2005, respectively.

     Rebates for products still in inventory and other advances from vendors are deferred and recorded in unearned rebates and revenues, which are a component of accrued expenses in the Company’s balance sheet. As the related products are sold or services are completed, these amounts are recognized in the Company’s income statement as described under the various programs noted above. Unearned rebates and revenues were $ ______, $______, $______, $______, $______, $______, $______, $______ and $______ at December 28, 2002, January 3, 2004, January 1, 2005, April 3, 2004, July 3, 2004, October 2, 2004, April 2, 2005, July 2, 2005 and October 1, 2005, respectively.

      Consideration of Discussion in MD&A

     In the Company’s history, vendor terms and conditions including the terms and conditions of various programs have become more restrictive, particularly with respect to price protection and product returns. This trend and its impact on our pricing strategies are discussed in the overview to our MD&A. We monitor the impact of changes to vendor programs and continue to evaluate our disclosures in this area.

Note 8 – Income Taxes, page 61

5.	Explain why the deferred tax assets for the “allowance on accounts receivable” increased while the reported account was relatively unchanged. Indicate whether the applicable tax rate used to calculate the deferred tax assets changed. See paragraph 18 of SFAS 109. If so, explain how this event or trend is addressed in your MD&A. In addition, tell us how you determined the amount of deferred tax assets associated with the Net Operating Loss to classify as current and non-current. Indicate why you believe that the classifications are proper. Compare the amount of NOL utilized in the prior two years to the amount classified as non-current.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 12 of 15

     In determining the deferred tax assets, the applicable tax rates are updated to reflect the statutory tax rates in effect for the reporting year. There were no significant changes in the applicable tax rates used to calculate the deferred tax assets for the allowance on accounts receivable for the periods noted. The Company has presence in over 40 countries. The deferred tax asset established for the accounts receivable allowance is determined based on the deductibility of the bad debt expenses for each tax jurisdiction. For example, some tax jurisdictions allow current tax deductions on allowances for accounts receivable set up for specific troubled accounts while others require deferring the tax deductions until the accounts receivable are deemed uncollectible for tax purposes. The changes in the relationship between the accounts receivable allowance and the related deferred tax asset are primarily due to the deductibility of the bad debt expenses for local tax purposes and income mix between the business operations in various tax jurisdictions.

     In accordance with paragraph 41 of Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes (SFAS 109), the Company classifies deferred tax assets associated with Net Operating Loss (NOL) carryforwards as current and noncurrent based on the period in which the loss carryforwards are expected to be utilized. NOL carryforwards expected to be utilized in the next twelve months are classified as current. The Company estimates the amount to be realized in the next twelve months based on business plans, forecast results, consideration of book and tax differences, as well as other factors pertinent at the time.

     The gross amounts of NOL classified as current and the amount ultimately utilized upon filing of the tax returns for the subsequent year are as follows ($ in thousands):

Balance Sheet Date	Amount Classified as Current	Amount Utilized on Return

January 3, 2004	$21,814	$27,886 (2004 return filed in 2005)
December 28, 2002	$ 2,453	$18,827 (2003 return filed in 2004)

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 13 of 15

The difference between the amount originally classified as current and the amount ultimately utilized on the filed returns reflects better than anticipated profitability resulting from the moderate improvement in IT demand and better performance by our operating units.

Form 10-Q for the Quarterly Period Ended October 1, 2005

6.	We note that you adjusted the purchase price allocation associated with the acquisition of Tech Pacific to reflect additional liabilities. Explain why you adjusted goodwill to record the additional liabilities. If a liability had been recorded originally as part of the purchase price allocation, indicate how your accounting for the restructuring accrual complies with EITF 95-3. In this regard, tell us why this adjustment should not be expensed instead.

     At the time of the acquisition of Tech Pacific, management had established a team to assess and formulate a plan to exit certain activities of the acquired company, including the involuntary termination of employees and closure of certain facilities of the acquired company. During the second quarter of 2005, management completed phases of the assessment and committed the Company to the finalization of the plan. All actions required under the plan were substantially completed by the end of the third quarter of 2005. The costs, consisting primarily of employee termination benefits and lease exit costs of the acquired company, were incurred as a direct result of this plan and have no future economic benefit to the Company. The Company has not expensed this adjustment because in accordance with paragraph 4 of EITF 95-3, the Company has recorded these costs as liabilities assumed in the purchase business combination and included them in the allocation of the acquisition costs.

Forms 8-K filed on April 28, July 28 and October 27, 2005

7.	The purpose of your non-GAAP income statement appears to be to reconcile non-GAAP net income to GAAP net income. Your presentation, however, presents numerous adjusted line items and subtotals, each of which constitutes a separate non-GAAP measure that must be justified and individually reconciled to fully conform to the requirements of Item 10(e)(1)(i) of Regulation S-K. Either delete

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 14 of 15

the non-GAAP statement of operations from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure.

i.	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

ii.	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

iii.	The economic substance behind management’s decision to use the measure; and

iv.	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

     In future press releases, if non-GAAP measures are presented, the Company will undertake to ensure that the above disclosures are included for each non-GAAP measure presented.

* * * * *

      As requested, on behalf of Ingram Micro Inc., we confirm that:

  Ingram Micro is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

FOIA Confidential Treatment Request Pursuant to Rule 83 by Ingram Micro Inc.
Stephen G. Krikorian, Branch Chief - Accounting Securities Exchange Commission January 31, 2006 Page 15 of 15

  Ingram Micro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or responses.

Sincerely,

/s/ Larry C. Boyd

Larry C. Boyd
Senior Vice President,
Secretary and General Counsel

cc:	Tamara Tangen (SEC) Randal S. Vallen (PricewaterhouseCoopers) Paul C. Sung (PricewaterhouseCoopers) Winthrop Conrad (Davis Polk & Wardwell) Lily Y. Arevalo (Ingram Micro)